

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

February 16, 2010

J. David Flanery
Senior Vice President, Chief Financial Officer and Treasurer
Papa John's International, Inc.
2002 Papa Johns Boulevard
Louisville, KY 40299-2367

> **Re:** **Papa John's International, Inc.**
> **Form 10-K for the fiscal year ended December 28, 2008**
> **Filed February 24, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 26, 2009**
> **File No. 000-21660**

Dear Mr. Flanery:

We have completed our review of your supplemental response letter dated February 8, 2010, amending your original response letter dated January 5, 2010. We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michelle V. Lacko
Attorney Advisor